Exhibit (a)(1)(f)

WORKFORCE MANAGEMENT / STOCK OPTION EXCHANGE

     Business need should be the driver in determining the timing for delivering workforce management termination notices and setting termination dates. The selection of notification and termination dates should not be driven by the proposed timing for the stock option exchange. There is no general “blackout” on workforce management notifications or terminations as a consequence of the stock option exchange.

     An employee who is terminated pursuant to the workforce management program will have the vesting on his or her unvested stock options accelerated and will receive a three-month post-termination exercise period for all stock options.

     Employees who elect to participate in the stock option exchange and whose options are cancelled pursuant to the exchange and who are not employed on the new grant date (anticipated to be December 22, 2003, except in France) will not receive a grant of new stock options nor will they receive any compensation in lieu of their cancelled options.

     The Company anticipates that 5 p.m. (Pacific Time), June 18, 2003, is the last date for elections, changes to elections and/or withdrawal from the stock option exchange program. Accordingly, you should make every reasonable effort to notify employees prior to June 18, 2003 of plans to terminate their employment.

     Although Agilent cannot advise employees on whether or not to participate in the stock option exchange (due to SEC regulations), employees who receive termination notifications prior to 5 p.m. (Pacific Time) on June 18, 2003, should be reminded of the consequences of electing to participate in the exchange if they will not be an eligible employee on the new grant date.

     This notice does not constitute the offer to exchange. Agilent has provided eligible option holders with written materials explaining the precise terms and timing of the exchange offer. Eligible option holders should read these written materials carefully because they contain important information about the program. These materials and other documents filed by Agilent with the SEC can be obtained free of charge from the SEC’s Web site at www.sec.gov. The option exchange program is subject to securities regulation in most countries and will not be offered in any country until Agilent complies with all regulations and receives requisite government approvals. Agilent option holders may obtain a written copy of the tender offer statement, when available, be contacting Shareholder Records at Agilent Technologies Inc., 395 Page Mill Road, MS A3-18, Palo Alto, CA 94306.